UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                                   Amnex, Inc.
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                                (Name of Issuer)

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                          Common Stock, $.001 Par Value
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                         (Title of Class of Securities)

                                  031674 203
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                                 (CUSIP Number)

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                                Mr. Steven Porter
                            Rotterdam Ventures, Inc.
                Building 6, East Road, Rotterdam Industrial Park
                           Schenectady, New York 12306
                                 (518) 356-4445
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

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                                  May 14, 1997
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             (Date of Event Which Requires Filing of This Statement)

         If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 031674 203                                        Page 2 of 6   Pages

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   1      NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Mr. Francesco Galesi
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
          (a)
          (b)

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   3      SEC USE ONLY

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   4      SOURCE OF FUNDS*
          OO

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   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          Citizenship -- United States
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                      7     SOLE VOTING POWER
    NUMBER OF
     SHARES                    3,000,000

                   -------- ----------------------------------------------------
                   -------- ----------------------------------------------------
                      8     SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY
                   -------- ----------------------------------------------------
                   -------- ----------------------------------------------------
                      9     SOLE DISPOSITIVE POWER
      EACH
    REPORTING                  3,000,000

                   -------- ----------------------------------------------------
                   -------- ----------------------------------------------------
                     10     SHARED DISPOSITIVE POWER
     PERSON
      WITH
--------- ----------------------------------------------------------------------
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               3,000,000
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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               10.2%
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   14     TYPE OF REPORTING PERSON*

               IN
--------- ----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Schedule 13D

Item 1.  Security and Issuer

         The Reporting Person is making this statement in reference to shares of common stock, par value $.001 per shares (the "Common Stock") of Amnex, Inc., a New York corporation (the "Company"). The address of the Company's principal executive offices is 101 Park Avenue, Suite 2507, New York, NY 10178.


Item 2.  Identity and Background

         The  Reporting  Person  is  making  this  statement  pursuant  to  Rule
13d-1(a).

         (a)   Name:  Francesco Galesi

         (b)   Residence or business address:
               River House
               435 East 52d Street
               New York, NY  10021

         (c) Mr. Galesi is employed as Chief Executive Officer of Rotterdam Ventures, Inc., located at:

               Rotterdam Ventures, Inc.
               Building 6, East Road
               Rotterdam Industrial Park
               Schenectady, New York 12306

         (d) Mr. Galesi has not been convicted in a criminal proceeding in the last five years.

         (e) Mr. Galesi has not been a party to a civil proceeding of a judicial or administrative body during the last five years.

         (f)   Mr. Galesi is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration.

         Pursuant to a Stock Exchange Agreement, dated as of January 7, 1997, between the Company and Mr. Galesi, the Company acquired from Mr. Galesi 10% of the outstanding capital stock of Elektra Communication, Inc. ("Elektra"), formerly known as Galesi Telecom International, Inc. ("GTI"), a telecommunications company controlled by him. Pursuant to the terms of the Stock Exchange Agreement, Mr. Galesi was issued 100,000 Series L Preferred Shares which have the following rights and preferences: (a) the right to receive dividends on an equal basis per share with the holders of the Company's Common Shares; (b) voting rights based on the number of Common Shares into which the Series L Preferred Shares are convertible; (c) the mandatory conversion of the Series L Preferred Shares into an aggregate of 1,500,000 Common Shares (the "Conversion Shares") upon the filing of a certificate of amendment to the Certificate of Incorporation of the Company pursuant to which there shall be authorized a sufficient number of Common Shares for issuance upon the conversion of the Series L Preferred Shares as well as upon the exercise of all outstanding purchase, exchange or conversion rights for the acquisition of Common Shares; and (d) a liquidation preference, on an equal basis per share with the holders of shares of the other outstanding series of Preferred Shares (an aggregate of $4,545,000). The certificate of amendment was filed on May 14, 1997.

         Mr. Galesi also received the following: (i) a warrant for the purchase of 100,000 Series L Preferred Shares (the "Warrant Preferred Shares") (or, if the above certificate of amendment is filed, 1,500,000 Common Shares (the "Warrant Common Shares") for an aggregate exercise price of $4,545,000 (subject to reduction to zero in the event that, during any continuous six-month period commencing on January 1, 1997 and ending on December 31, 1999, the consolidated revenues from operations of Elektra are at least $12,500,000); and (ii) certain rights with regard to registration under the Securities Act of 1933, as amended (the "Securities Act"), of the Conversion Shares and Warrant Common Shares. The terms of the Agreement also included the election of Mr. Peter Izzo as Director of Elektra; the election of Mr. Galesi as a Director of the Company; in addition, Mr. Galesi agreed that he would utilize Elektra as his sole vehicle with regard to the conduct of international telecommunications business; and Mr. Galesi agreed to a two year lock-up with regard to any securities acquired from the Company pursuant to the transaction and granted the Company certain "tag along" rights with regard to the sale of the Elektra capital stock acquired by the Company.


Item 4.  Purpose of Transaction.

         Mr. Galesi has acquired securities of the Company to obtain an equity position in the Company.

         Subject to and depending upon availability at prices deemed favorable by him, he may purchase additional shares of Common Stock from time to time in the open market, in privately negotiated transactions with third parties or otherwise.

         Mr. Galesi intends to closely monitor developments at and pertaining to the Company. Mr. Galesi is currently a director of the Company, one of three directors and accordingly, is in the position, consistent with his statutory obligations and authorities as a director, to influence company policies.

         Negotiations with a significant shareholder, as described in the Company's Form 10-K filed on April 15, 1997, are continuing as of the date of this filing, which, if successfully concluded, would serve to enhance the percentage interest, on a fully diluted basis, of Mr. Galesi, as well as other shareholders of the Company.

         Depending upon prevailing conditions and his evaluation of the factors described above, Mr. Galesi also may determine to dispose of shares of Common Stock held by him in the open market, in privately negotiated transactions with third parties, or otherwise.

         Except as set forth above, the Reporting Person has no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person holds 1,500,000 shares of Common Stock, and together with a warrant for another 1,500,000 shares, holds 3,000,000 shares total, which represents 10.2% of the total shares outstanding as of March 31, 1997. This percentage was calculated using as the denominator, the sum of (i) the 1,500,000 shares held under the warrant; and (ii) the 27,935,332 shares of the Company's Common Stock outstanding, based upon the Quarterly Report on Form 10-Q filed by the Company for the quarter ended March 31, 1997.

         (b) Mr. Galesi has the sole power to vote and sole power to dispose of the 3,000,000 shares of the Company's Common Stock as holder of record.

         (c)   Not applicable.

         (d)   Not applicable.

         (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Mr. Galesi also holds a warrant for an additional 1,500,000 shares of Common Stock at $3.03 per share, the exercise price reducing to zero upon the achievement by Elektra of certain revenue milestones as described in Item 3 above.

         In addition to the above, a warrant for 500,000 shares of Common Stock is held by an irrevocable trust (the Francesco Galesi Trust or the "Trust") created by Mr. Galesi, of which the trustee, Mr. David Buicko, is an employee of Rotterdam Ventures, Inc., an affiliated entity; and the beneficiaries are members of Mr. Galesi's immediate family. On June 3, 1997, the Trust received this warrant which cannot be exercised for a period of two years, under a loan agreement with the Company. Upon default under the loan agreement, the Trust will receive a warrant for an additional 100,000 shares of Common Stock. Mr. Galesi personally does not have voting or disposition power with respect to the shares or warrant held by the Trust, and accordingly, Mr. Galesi disclaims beneficial ownership of the shares. This Schedule 13D shall not be construed as an admission that Mr. Galesi is a beneficial owner of the shares held by the Trust.


Item 7.  Material to be Filed as Exhibits.

         None.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                Date:

                                                June 10, 1997

                                                /s/Francesco Galesi
                                                FRANCESCO GALESI